UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On September 5, 2023, we received cash insurance settlement proceeds in the total amount of approximately US$645 million in full settlement of our insurance claims under the Aeroflot group’s insurance policies in respect of the 17 aircraft and five spare engines on lease to Russian flag carrier Public Joint Stock Company “Aeroflot – Russian Airlines” (“Aeroflot”) and Joint Stock Company Rossiya Airlines, a member of Aeroflot Group (“Rossiya”), at the time of Russia’s invasion of Ukraine in February 2022.   Effective upon receipt of these insurance settlement proceeds from Limited Liability Company “Insurance Company NSK” (“NSK”), a Russian insurance company, we have released our claims against NSK, Aeroflot, Rossiya and their international reinsurers with respect to these aircraft and engines. These insurance settlements and receipt of the settlement proceeds were approved by the U.S. Department of Commerce and the U.S. Department of the Treasury and are consistent with other applicable sanctions regimes.

The amount of our separate US$3.4 billion claim against the “All Risks” insurers under our contingent and possessed insurance policy that relates to these 17 aircraft and five spare engines is approximately US$908 million.  As a result of the receipt of these insurance settlement proceeds, this claim will be reduced to approximately US$2.75 billion.

Insurance settlement discussions are ongoing with respect to our claims under the insurance policies of several other Russian airlines.  However, it is uncertain whether any of these discussions will result in any insurance settlement or receipt of insurance settlement proceeds and, if so, in what amount.  In particular, it remains uncertain whether the necessary approvals and funding to complete any such further insurance settlements can be obtained.

The information contained in this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-270326 and 333-260359, Registration Statements on Form S-8, File Nos. 333-194638, 333-194637, 333-180323, 333-165839 and 333-154416 and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
		Name:	Aengus Kelly
		Title:	Authorized Signatory

Date: September 5, 2023